CERTIFICATE

The undersigned hereby certifies that he is the Principal Accounting Officer of O'Connor Fund of Funds: Aggregated Alpha Strategies LLC, O'Connor Fund of Funds: Equity Opportunity LLC, O'Connor Fund of Funds: Event LLC, O'Connor Fund of Funds: Long/Short Credit Strategies LLC, O'Connor Fund of Funds: Long/Short Strategies LLC, O'Connor Fund of Funds: Technology LLC, UBS Eucalyptus Fund, L.L.C., UBS Juniper Crossover Fund, L.L.C. and UBS Willow Fund, L.L.C., each a limited liability company organized under the laws of the State of Delaware (the "LLC Funds"), and O'Connor Fund of Funds: Multi-Strategy, a Delaware statutory trust (collectively with the LLC Funds, the "Funds"); that the following is a true and correct copy of the resolutions duly adopted by a vote at a meeting of the Board of Directors of each Fund on February 26, 2013, at which meeting a quorum was at all times present and acting; and that said resolutions are in full force and effect:

RESOLVED, that it is the determination of the Directors at this meeting, including a majority of the Independent Directors, that the joint insured fidelity bond written by the following entity in the following amount:

Name of Bond Provider	Amount of Coverage

Vigilant Insurance Company, or any other comparable member of the Chubb Group of Insurance Companies	$5,500,000

insuring the Fund and the other investment companies named as insured parties under said bond for covered acts or omissions of the respective Directors and officers of the Fund and the officers and employees of the Fund's investment adviser, placement agent and/or administrator in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the identity of the other parties named as insured parties under said bond, and the nature of the business activities of such other parties; and it was further

RESOLVED, that the Directors, including a majority of the Independent Directors, hereby approve the payment by the Fund of the portion of the premium for coverage under the joint insured fidelity bond, in the amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the identity of the other parties named as insured parties under said bond, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium between the parties named as insured's, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained its own insured bond; and it was further

RESOLVED, that the Fund's investment adviser, hereby is authorized to cause the Fund to pay its ratable allocation of the total annual premium payable with respect to the fidelity bond; and it was further

RESOLVED, that the Fund's investment adviser, hereby is authorized, empowered and directed to execute and deliver the Joint Insured Fidelity Bond Agreement in the form presented at this meeting, with such non-material additions thereto, deletions therefrom and changes therein as the Fund's investment adviser shall deem necessary or appropriate, such determination to be conclusively evidenced by the execution and delivery of said Agreement; and it was further

RESOLVED, that the Fund's investment adviser, hereby is designated as the party responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Dated this 20th day of May 2013.

/s/ Nicholas J. Vagra
Nicholas J. Vagra
Principal Accounting Officer